UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Mid Penn Bancorp, Inc.

(Full Name of Registrant)

(Former Name if Applicable)

349 Union Street

(Address of Principal Executive Office (Street and Number))

Millersburg, PA 17061

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

Mid Penn Bancorp, Inc. (the “Registrant”) filed its Form 10-K for the year ended December 31, 2018 (“Form 10-K”) on March 18, 2019, but the final filing was not electronically processed and accepted until after the Commission’s 17:30:00 deadline on March 18, 2019, and this delay could not have been eliminated by the Registrant without unreasonable effort or expense.  Therefore, the effective date of the filing was March 19, 2019, warranting this Form 12b-25 filing.  The Form 10-K included several additional disclosures for the year ended December 31, 2018 due to the two acquisitions by the Registrant during 2018, requiring additional procedures to be employed by both the Registrant and its independent registered public accounting firm to ensure the reasonableness and accuracy of the reports and disclosures.  Such review procedures and a final draft of the Form 10-K, including all required management and independent audit reports and opinions, were not finalized until the afternoon of March 18, 2019, and though the Registrant was able to complete a test filing of the Form 10-K prior to the 17:30:00 filing deadline, the final filing of the Form 10-K was not accepted until 17:46:33, which is beyond the Commission’s daily filing cutoff time.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael D. Peduzzi	(717)	985-7117
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant completed its merger acquisitions of The Scottdale Bank and Trust Company and First Priority Financial Corp. on January 8, 2018 and July 31, 2018, respectively.  The financial statements presented in the Registrant’s Form 10-K include the results of operations of the Registrant for the periods before and after the completion of such acquisitions.  For a comparison of the Registrant’s results of operations for the fiscal year ended December 31, 2018 compared to the prior fiscal year, please refer to the Registrant’s Form 10-K, which has been filed with the Commission.

Mid Penn Bancorp, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 19, 2019	By	/s/ Rory G. Ritrievi
Rory G. Ritrievi
President and Chief Executive Officer